EXHIBIT 99.1

Equinor ASA: Information relating to the cash dividend for second quarter 2022 and extraordinary dividend for third quarter 2022

Key information relating to the cash dividend and extraordinary cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for second quarter 2022.

Cash dividend amount: 0.20

Extraordinary cash dividend: 0.50

Declared currency: USD

Last day including rights: 10 November 2022

Ex-date: 11 November 2022

Record date: 14 November 2022

Payment date: 29 November 2022

Other information: Cash dividend and extraordinary dividend per share in NOK will be communicated 18 November 2022.

Relevant key dates for the extraordinary dividend for third quarter 2022 will be published in relation to the presentation of the 3Q 2022 results 28 October 2022.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act